BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

Announcement to the Market

BRF S.A. (“BRF” or “Company”) (BM&FBovespa: BRFS3; NYSE: BRFS), pursuant to CVM Instruction n°358, of January 3, 2002, communicates the following to its shareholders and to the market in general:

BRF announces today changes to its management with two objectives. The first one, which the bases are being discussed since the begging of the year, is to strengthen national and global operations of the Company to better serve its clients and sustain its growth. The second one is to allow the Company to continue to give quick and transparent answers to the challenges it has been experiencing since the beginning of the Weak Flesh Investigation and the consequent impacts it has caused to the Brazilian agribusiness.

In that sense, two work fronts were created: Response Management and Business Management.

The Response Management front is composed of a multidisciplinary team, led by the executive Simon Cheng and will assist the Special Response Committee.

Therefore, Pedro Faria turns his focus back to the management of BRF’s business and to its functions as CEO. This structure is temporary, but may remain active if the Company understands necessary.

The Business Management front will allow BRF to maintain its focus on the quality of its operations and on the day-to-day activities, including the continuous evolution of its management model, already started in the past.

Alexandre Almeida, former CEO of Itambé, arrives at BRF to take the lead on the Brazilian market, to conduct the integration process and to give sequence to the ongoing priority initiatives. Rafael Ivanisk took a personal decision to leave the Company. BRF thanks him for its excellent services rendered during the period in which he has worked in the company.

Leonardo Byrro, who was cumulating the GM Brazil with Rafael Ivanisk, will now lead the Supply VP, function previously linked to the Operations VP. This change aims the acceleration of the planning process, the optimization and integration of the value chain of the Company. This new configuration allow an additional focus to the agroindustry management, an important competitive differential of BRF.

The Global Quality area will now report directly to the Global CEO. The strategic global agenda of Marketing and Innovation will be under the lead of Pedro Navio, recently integrated to the Company and former CEO Latam of RedBull.

These new reinforcements will join the leadership team of the Company, without holding a statutory office. BRF continues in its intense work of rethinking the management model of the Company, that is under a continuous evolution.

São Paulo, March 28, 2017

Pedro de Andrade Faria

Global Chief Executive and Investor Relations Officer